Exhibit 99.1

InterOil Issues Statement Regarding Mulacek Group

SINGAPORE and PORT MORESBY, Papua New Guinea, April 1, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today confirmed that it has received a requisition submitted by a shareholder group, including Mr. Mulacek (collectively, the "Mulacek Group") requesting a special meeting of InterOil shareholders to consider several proposed resolutions.

The Board of Directors is reviewing the requisition and accompanying proposals and will respond in due course. Shareholders are not required to take any action at this time.

InterOil issued the following statement:

InterOil welcomes communications with its shareholders and values input toward the goal of enhancing shareholder value. The members of the Board of Directors and management team have had extensive interactions with our shareholders, including Mr. Mulacek, over the last year. The Board of Directors will review the Mulacek Group's requisition and accompanying proposals within the required timeframe and will take actions that it believes are in the best interest of InterOil and all of its shareholders.

InterOil appreciates the role Mr. Mulacek played as founder of InterOil and his contributions during his tenure. The Board will seek to engage with Mr. Mulacek constructively, consistent with the Board's obligations to all shareholders.

InterOil continues to make significant progress on the Papua LNG project while taking steps to streamline its operations and increase operating efficiency. We remain confident in our strategic plan and believe its implementation over time will achieve enhanced value for all shareholders.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	North America
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden / Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to the company. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the United States Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate will ultimately be able to be extracted and sold commercially. All forward-looking statements are made as of the date of this press release and the fact that this press release remains available does not constitute a representation by InterOil that InterOIl believes these forward-looking statements continue to be true as of any subsequent date. Actual results may vary materially from the expected results expressed in forward-looking statements. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws. InterOil's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Investors are urged to consider closely the disclosure in the company's Form 40-F, available from the company at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.